UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of 2026 Annual General Meeting

Yimutian Inc. (the “Company”) held an annual general meeting of shareholders (the “Annual General Meeting”) on August 31, 2026 at 10:00 a.m., Beijing time. At the Annual General Meeting, the shareholders of the Company adopted the following resolutions:

(1)	as a special resolution, THAT the number of votes that each Class B ordinary share, par value US$0.00001 each, shall entitle the holder thereof on all matters subject to vote at general meetings of the Company from twenty (20) to one thousand (1,000).

(2)	as an ordinary resolution, THAT the authorized share capital of the Company be varied:

FROM: US$200,000 divided into 20,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 16,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 800,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 3,200,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles.

TO: US$2,000,000 divided into 200,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 160,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 32,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles by the creation of additional authorized but unissued (a) 144,000,000,000 Class A Ordinary Shares; (b) 7,200,000,000 Class B Ordinary Shares and (c) 28,800,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with the Articles.

(3)	as a special resolution, THAT the Company’s Thirteenth Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association.

A copy of the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourteenth Amended and Restated Memorandum and Articles of Association
99.1	Press Release - Yimutian Inc. Announces Results of 2026 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Director and Chief Financial Officer

Date: September 2, 2026

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